SNOW LAKE RESOURCES LTD.

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

November 16, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E. Washington, D.C. 20549

Attention: Kevin Dougherty and Loan Lauren Nguyen

Re:	Snow Lake Resources Ltd. (the “Company”) Registration Statement on Form F-1 File No. 333-254755 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. (Eastern Time) on November 18, 2021, or as soon thereafter as practicable.

Please contact Louis A. Bevilacqua, Esq. of Bevilacqua PLLC, U.S. counsel of the Company, at (202) 869-0888, ext. 100. to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing.

Sincerely,

SNOW LAKE RESOURCES LTD.

By:	/s/ Philip Gross
Name:	Philip Gross
Title:	Chief Executive Officer and Director

cc:	Louis A. Bevilacqua, Esq.